FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40170

TERRAN ORBITAL CORPORATION
(Exact name of registrant as specified in its charter)

6800 Broken Sound Parkway NW, Suite 200
Boca Raton, Florida 33487
(561) 988-1704

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

Preferred Stock Purchase Rights

Warrants to purchase one share of common stock, each at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.

EXPLANATORY NOTE

On October 30, 2024, pursuant to an Agreement and Plan of Merger, dated August 15, 2024, by and among Terran Orbital Corporation, a Delaware Corporation (the “Company”), Lockheed Martin Corporation, a Maryland corporation (“Parent”), and Tholian Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”) with the Company surviving the Merger as the surviving corporation and as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Terran Orbital Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Terran Orbital Corporation

Date: November 12, 2024	By:	/s/ John McMillan
Name: John McMillan Title: Secretary